UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2008.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  June 13, 2008                       /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

AMERA RESOURCES CORPORATION




                                                                    May 26, 2008

                               PRESIDENT'S REPORT

Dear Shareholder:

2007 was a significant year for Amera. Major milestones for the year include the second phase of drilling of Cocha Copper-Silver Project in Peru, the addition of some very promising projects to the Company's portfolio and the significant expansion of the Lima staff in Peru. While continuing to generate new prospects, Amera plans to resume drilling on Cocha in Peru during 2008, to test new targets and expand the scope of this exciting project.

In the fall of 2007, Amera carried out a Phase II drill program on its 100% owned high potential copper-silver property, Cocha. This drill program confirmed the high-grade nature of the copper-silver mineralization at the Central Cocha zone. The most significant drill hole intercept included 37.9m averaging 3.61% copper and 38.2 g/t silver. In addition, a follow-up geophysical survey of the property in the early part of 2008 established a definitive geophysical model over proven drill tested mineralization. The result of these programs has been to generate some very compelling drill targets and it is with great anticipation that we plan to begin the follow-up drill program for 2008.

Amera's generative efforts continue to optimize the Company's exploration portfolio. During the year, Amera solidified its land position in the surrounding region of the Cocha property, by signing an option agreement with Minera Phelps Dodge. This and other agreements with Geologix Explorations Inc. and with local Peruvian prospectors underline the Company's commitment to constantly evaluate and acquire quality projects in Peru. During 2008, Amera plans to carry-out surface exploration work to advance a number of these projects to the drill stage.

Over the past year Amera has clearly solidified its role as a progressive exploration company with a focus on mineral-rich Peru. The Company bolstered its exploration staff and along with Amera's commitment to consistent project development and acquisition, this has resulted in opportunities that are sure to create increased shareholder value in the coming year.

I would like to thank you, our shareholders and supporters, for your continued support during the past year as Amera developed its exploration opportunities. You may be assured of our continuing commitment to enhance shareholder value.

Sincerely,

/s/ Nikolaos Cacos

Nikolaos Cacos
President & CEO

                           AMERA RESOURCES CORPORATION
                         709 - 837 West Hastings Street
                             Vancouver, B.C. V6C 3N6

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the "Meeting") of the shareholders (the "Shareholders") of Amera Resources Corporation (the "Company") will be held at The Terminal City Club Tower, Suite 709, 837 West Hastings Street, Vancouver, British Columbia, on Wednesday, the 25th day of June, 2008 at the hour of 10:00 a.m. (Vancouver time), for the following purposes:

        1.    To receive the report of the directors;
        2. To receive the audited financial statements of the Company for the fiscal year ended December 31, 2007 (with comparative statements relating to the preceding fiscal period) together with the related Management Discussion and Analysis and report of the Auditors thereon;
        3.    To  determine  the  number of  directors  at six (6);
        4.    To elect directors;
        5. To reappoint auditors and to authorize the directors to fix their remuneration;
        6. To approve the Stock Option Plan that provides for up to 10% of the Company's issued and outstanding shares to be available as stock options to directors, officers, employees, consultants and others providing services to the Company, as more particularly described in the Company's Information Circular; and
        7. To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is a Management Information Circular and form of proxy for the Shareholders. The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

If you are a registered Shareholder of the Company and unable to attend the Meeting in person, please read, complete, date and sign the accompanying form of proxy and deposit it with Computershare Trust Company, attention: Proxy Department by 10:00 a.m. Vancouver time, on June 23, 2008 (or at least 48 hours excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. Please advise the Company of any change in your mailing address.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the INCOME TAX ACT (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia on May 26, 2008

                       By Order of the Board of Directors

                               /s/ NIKOLAOS CACOS

                        Nikolaos Cacos, President and CEO

                           AMERA RESOURCES CORPORATION
                                 (THE "COMPANY")
                      SUITE 709 - 837 WEST HASTINGS STREET
                       VANCOUVER, BRITISH COLUMBIA V6C 3N6

                              INFORMATION CIRCULAR
                   (Containing information as at May 26, 2008)

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE COMPANY FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON WEDNESDAY, JUNE 25, 2008 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE COMPANY.

SOLICITATION OF PROXIES

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the common shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

APPOINTMENT OF PROXYHOLDERS

The individuals named in the accompanying form of proxy are Directors and/or Officers of the Company. A Shareholder entitled to vote at the Meeting, may wish to appoint some other person (who need not be a Shareholder) to represent him at the meeting other than the persons designated in the Proxy. You may do so by inserting the desired person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy.

VOTING BY PROXYHOLDER

The person you name in the proxy will vote or withhold from voting on any ballot the Common Shares represented in the proxy according to your instructions. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The proxy confers discretionary authority on the person named therein with respect to:

     (a) each matter or group of matters identified in the Proxy for which a choice is not specified, other than the appointment of an auditor and the election of directors,

     (b)  any amendment to or variation of any matter identified therein, and

     (c)  any other matter that properly comes before the Meeting.

IN RESPECT OF A MATTER FOR WHICH A CHOICE IS NOT SPECIFIED IN THE PROXY, THE PERSONS NAMED IN THE PROXY WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY FOR THE APPROVAL OF SUCH MATTER.

REGISTERED SHAREHOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. If you are a registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a Proxy, you must complete, date and sign the Proxy, and then return it to: Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof at which the Proxy is to be used.

BENEFICIAL SHAREHOLDERS

SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL SHAREHOLDERS") ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.
Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries or brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings unless the Beneficial Shareholders has waived the right to receive meeting materials. Every intermediary or broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxy holders named in the form and insert the Beneficial Shareholder's name in the blank provided and return the materials to the broker as directed.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

This Information Circular and related material is being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. PLEASE RETURN YOUR INSTRUCTIONS AS SPECIFIED IN THE REQUEST FOR VOTING INSTRUCTIONS.

There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting
Beneficial Owners). NOBOs can expect to receive a scanable Voting Instruction Form (VIF) from our Transfer Agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc. as the case might be) "Computershare". THESE VIFS ARE TO BE COMPLETED AND RETURNED TO COMPUTERSHARE IN THE ENVELOPE PROVIDED OR BY FACSIMILE. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive."

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, at 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and senior officers may, however, be interested in the general authorization granted to the directors with respect to "Stock Options to Insiders" as detailed herein.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:               37,826,036 Common shares without par value
Authorized Capital:                   Unlimited Common shares without par value

Only Shareholders of record at the close of business on May 21, 2008 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or who complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.
Each Shareholder is entitled to one vote for each common share registered in his name on the list of Shareholders. The list is available for inspection during normal business hours at the office of the Transfer Agent and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially own, directly or indirectly or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to determine the number of directors at six and to elect six directors for the ensuing year.


The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director.

Each director elected will hold office until his/her successor is elected or appointed, unless his/her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the BUSINESS CORPORATIONS ACT (British Columbia).

The following table and notes sets out the names of management's nominees for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time he has been a director of the Company, and the number of shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.


-----------------------------------------------------------------------------------------------------------------
                                          PRINCIPAL OCCUPATION AND IF
                                          NOT AT PRESENT AN ELECTED                                  NO. OF SHARES
NAME, POSITION AND                        DIRECTOR, OCCUPATION DURING THE                            BENEFICIALLY
COUNTRY OF RESIDENCE(1)                   PAST FIVE YEARS(1)                       DIRECTOR SINCE        HELD(2)
-----------------------------------------------------------------------------------------------------------------

NIKOLAOS CACOS                            President, CEO and Director of the          Apr.11/2000         697,913
President, Chief Executive Officer        Company since April 2000.  President                            Common
and Director                              of Cacos Consulting Ltd., since April
(resident of Canada)                      2001.

-----------------------------------------------------------------------------------------------------------------

JOSEPH GROSSO                             President, CEO and Director of IMA          Feb.20/2004         995,680
Chairman and Director                     Exploration Inc. since February 1990.                           Common
(resident of Canada)                      Director and Chairman of the Company
                                          since February 2004, President, CEO
                                          and Chairman of Golden Arrow Resources
                                          Corporation since 2004.

-----------------------------------------------------------------------------------------------------------------

JERRY A. MINNI(3)                         Partner of Minni, Clark & Company, CGA      Nov.19/2002          44,549
Director                                  since 1988 and CEO Raytec Development                           Common
(resident of Canada)                      since 1992

-----------------------------------------------------------------------------------------------------------------

ROBERT COLTURA(3)                         President, Matalia Investments Ltd.         Aug.2/2002           14,332
Director                                  From 1993 to present.                                           Common
(resident of Canada)

-----------------------------------------------------------------------------------------------------------------

GERALD CARLSON(3)                         President, Copper Ridge Explorations        Nov.10/2006          50,000
Director                                  Inc. from 1999 to present. President                            Common
(resident of Canada)                      of Golden Aria Corp. from March 2005
                                          to November 2007 and President of
                                          Nevada Star Resource Corp. from
                                          February 2002 to October 2003.

-----------------------------------------------------------------------------------------------------------------

DAVID TERRY                               VP Exploration for the Company from
Director                                  March 2004 to December 2007. Vice        Dec.11/2007          20,000
(Resident of Canada)                      President, Exploration for the Grosso
                                          Group from January 2005 to present.                           Common
                                          Regional geologist with the British
                                          Columbia Ministry of Energy and Mines
                                          in Cranbrook, British Columbia from
                                          May 2001 to March 2004

-----------------------------------------------------------------------------------------------------------------

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3)  Denotes member of Audit Committee.


APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Ernst & Young LLD, Chartered Accountants, as auditors of the Company and to authorize the directors to fix their remuneration. Ernst & Young LLD was first appointed auditors of the Company in early 2003.

AUDIT COMMITTEES

The Audit Committee is composed of three outside and unrelated directors, Mr. Jerry Minni, Mr. Gerald Carlson and Mr. Robert Coltura. The following Audit Committee Charter was approved by the Board in April 2005.

                             AUDIT COMMITTEE CHARTER

A.       MANDATE

The Board of Directors of the Corporation has an overall responsibility to oversee the affairs of the Company for the benefit of the Shareholders. The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. The Audit Committee has been established (within the meaning of section 3(a)(58)(A) of the Exchange Act) with the following duties and responsibilities:

     - Ensure the effectiveness of the overall process of identifying and addressing principal business risk and the adequacy of the related disclosure
     - Monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance
     - Monitor the independence and performance of the Company's independent auditors
     - Provide an avenue of communications among the independent auditors, management and the Board of Directors
     - Encourage adherence to, and continuous improvement of, the Company's policies, procedures and practices at all levels

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

B.       COMPOSITION AND MEETINGS

Audit Committee members shall meet the requirements of the TSX Venture Exchange ("TSX-V") and US Securities and Exchange Commission. The Audit Committee will have, at least, one member who meets the definition of "audit committee financial expert" (as defined under Section 407 of the Sarbanes-Oxley Act of 2002) and that he is independent (in accordance with the criteria set forth in the American Stock Exchange Company Guide). The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial expertise.

 Audit Committee members shall be appointed by the Board. If the Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet, at least annually, with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believes should be discussed. In addition, on a quarterly basis, the Committee or its Chair, should communicate with management the Company's financial statements and any significant findings based upon the Auditors limited review procedures, if any.

C.       RESPONSIBILITIES AND DUTIES

REVIEW PROCEDURES

     1. Review the Company's annual audited financial statements and management discussion and analysis prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgments.

     2. In consultation with management and the independent auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors together with management's responses.

     3. In consultation with management, review the Company's quarterly financial results and management discussion and analysis prior to the release of earnings. Discuss any significant changes to the Company's accounting principles and any items required to be communicated by the independent auditors.

INDEPENDENT AUDITORS

     4. The independent auditors are directly accountable to the Audit Committee. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

     5. Approve the fees and other significant compensation to be paid to the independent auditors, and pre-approve any non-audit services that the auditor may provide.

     6. On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company or any member of management that could impair the auditor's independence.

     7.  Review the independent auditors audit plan and engagement letter.

     8.  Discuss the year end results with the Committee before releasing.

     9. The Committee shall consider the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

RESPONSIBILITIES

     10. At least on an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

     11. The Chairman, with the assistance of the entire Committee, shall annually produce a report to Shareholders to be included in the Company's information circulars. The Chairman of the Audit Committee will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, any financial documents submitted to the TSX in Canada or the Securities and Exchange Commission in the United States and information circulars.

     12. The Chairman oversees the establishment and implementation of the Company's Code of Business Conduct and Ethics and Whistle-Blower Policy and Procedures.


PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company expects to receive from Ernst & Young LLD an invoice for audit fees of approximately $45,000 for the period ending December 31, 2007. At the time of publication of this Information Circular, the Company had not received an invoice for tax and other fees. The audit services were approved by the Company's Audit Committee.


STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with disclosure requirements, the Board of Directors of Amera Resources Corporation (the "Company") has adopted the following Statement of Corporate Governance Practices:

1.       STEWARDSHIP OF THE COMPANY

         The goal of the Company is to create Shareholder value through the development of its properties in North and South America.

         The Board of Directors has responsibility for the stewardship of the Company, specifically to oversee the operation of the Company and supervise management.

         The Board acts in accordance with the British Columbia Business Corporations Act, the Company's Articles of Incorporation and By-laws, the policies of the TSX Venture Exchange, and securities rules in the Province of British Columbia.

         Every Board director is part of the process of establishing policies for the Company and its subsidiaries.

         (a) THE STRATEGIC PLANNING PROCESS. The Board participates in strategic planning by considering and, if deemed appropriate, adopting plans proposed and developed by management, with management having the primary responsibility for developing a strategic plan.

         (b) PRINCIPAL RISKS. The Board considers the risks inherent in the mining industry and receives periodic assessments from management as to these risks and the Company's strategies to manage these risks.


         (c) SUCCESSION PLANNING. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. The training and development of personnel is generally left to management. The Board appoints the President, Chief Executive Officer and Chairman, as well as the Audit Committee members and officers each year at its first meeting of Directors immediately following the Annual General Meeting.

         (d) COMMUNICATIONS POLICY. The Board assesses from time to time how effectively the Company communicates with Shareholders, but does not have a formal communication policy. The Company meets or exceeds all requirements to disseminate material information in a timely manner based on the TSX Exchange policies. The Company keeps an electronic database for disseminating information, has provided interested parties with a toll free number, meets with brokers and portfolio managers and attends investment conferences in Canada and the U.S. The Company has a website with detailed information on its properties and corporate structure and offers parties an electronic means of communicating with the Company.

         (e) INTEGRITY OF INTERNAL CONTROL. The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company's internal control systems. This process is undertaken on an annual basis during preparation of the year end financial audit. The Audit Committee also reviews and assesses the financial statements on a quarterly basis and reviews annually the Disclosure and Insider Trading Policy.

2.       BOARD INDEPENDENCE

         The Board shall consist of six directors. Jerry Minni, Gerald Carlson and Robert Coltura are "outside" and "unrelated" directors. The other three directors, Joseph Grosso, Nikolaos Cacos and David Terry, because of their management positions, are "inside" and "related". The entrepreneurial nature of the Company, and the current stage of the Company's development, make it appropriate for the Board to be composed of the present number and composition of directors, and the Board believes that when balanced against the attendant increase in cost to the Company and possible reduction in the efficiency with which decisions are made, it would not be warranted to change the Board's composition at this time.

3.       INDIVIDUAL UNRELATED DIRECTORS

         The Board currently consists of three unrelated and outside directors - Jerry Minni, Gerald Carlson and Robert Coltura

         Jerry Minni was appointed a director in November 2002. Mr. Minni serves on the board of directors of several companies and is a Partner of Minni, Clark & Company, Certified General Accountants.

         Robert Coltura became a director of the Company in August 2002 and is currently President of Matalia Investments Ltd.

         Dr. Gerald Carlson is a Director of Amera and also President and Director of Copper Ridge Exploration Inc. He is a Director of Golden Aria Corp. and Almaden Minerals Ltd.

4.       RELATED INSIDE DIRECTORS

         Mr. Grosso was appointed a director, and Chairman of the Company in February 2004. He is also President, CEO, Chairman and a Director of Golden Arrow Resources Corporation, and President, CEO and Director of IMA Exploration Inc.

         Mr. Cacos has been a director, President and CEO of the company since April 2000. He is also a director of Golden Arrow Resources Corporation and of Blue Sky Uranium Corporation, and a Vice President of IMA Exploration Inc.

         Dr. Terry was appointed to the Board in December 2007 after having been Vice President, Exploration since 2004. He is also a director and VP, Exploration of Golden Arrow Resources Corporation and a director of Astral Mining Corporation. Dr. Terry has over 20 years experience in the mining sector focused on exploration for a wide spectrum of precious and base metal deposits throughout North and South America.

5.        NOMINATING COMMITTEE

         The Board has not constituted a nominating committee to propose new nominees to the Board and for assessing directors' performance because the Company is too small to justify a formal process. However, the Board as a whole from time to time discusses potential candidates for the Board, particularly during the preparation of the Annual General Meeting Information Circular.

6.       ASSESSING THE BOARD'S EFFECTIVENESS

         The Board has not constituted a committee to assess the effectiveness of the Board as a whole or the contribution of individual directors, however, the Chairman has responsibility for ensuring the effective operation of the Board.

7.       ORIENTATION AND EDUCATION OF DIRECTORS

         The Company does not have a formal process of orientation and education for new members of the Board. The outside Board members currently have considerable experience as members of the boards of other public companies. Senior management provides updated presentations on material changes of the Company's business to all members of the Board.

8.       EFFECTIVE BOARD SIZE

         The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors as presently constituted is appropriate for the Company given the complexity and current stage of development of the Company's business. The Board as presently constituted includes considerable experience in the mining industry as well as financial experience.

9.       COMPENSATION OF DIRECTORS

         Board  members are not  presently  compensated  in their  capacity as a
         director   although  they  are  reimbursed  for  expenses  incurred  in connection with their service.

10.      THE AUDIT COMMITTEE

         The Audit Committee members are three outside and unrelated  directors:
         Jerry Minni, Robert Coltura and Gerald Carlson. The Audit Committee meets each quarter to review the interim financials and meets one time, and more if necessary, to review the year end financials. The auditors of the Company report to the Audit Committee. The Audit Committee reviews the Company's annual consolidated financial statements and interim financial statements before the board approves them.

11.      APPROACH TO CORPORATE GOVErNANCE

         The Board of Directors has assumed the  responsibility  for  developing
         the  Company's   approach  to  governance   issues  and  responding  to
         governance guidelines.

12.      POSITION DESCRIPTIONS

         The Company has not formally developed position descriptions for the Board and the Chief Executive Officer, however, the Board is satisfied that senior management is fully aware of their responsibilities and those matters that are within their mandate.

13.      BOARD INDEPENDENCE

         The Board has functioned, and is of the view that it can continue to function, independently of management, as required. The Chairman, Mr. Joseph Grosso, and Nikolaos Cacos, President and CEO are members of management as well as directors of the Company. In view of the size of the Company, management representation on the Board, and the nature of its business, it is essential that those having an intimate knowledge of the Company's operations be present during important Board discussions. Notwithstanding the foregoing, if the Board believed it was appropriate and meaningful, it would formalize a process whereby the Board could meet without management present at the meeting.

14.      ETHICAL BUSINESS CONDUCT

         The Board has adopted a Code of Business  Conduct and Ethics. A copy of
         the  Code  and  Policy  can  be  found  on  the   Company   website  at
         http://www.ameraresources.com

         The Board appoints a Compliance Officer who is responsible for investigating and resolving all reported complaints and allegations concerning violations of the Code of Business Conduct. The Compliance Officer has direct access to the Audit Committee and the Board and the Compliance Officer is required to report to the Board at least annually on compliance activity.

STATEMENT OF EXECUTIVE COMPENSATION DURING LAST COMPLETED FINANCIAL YEAR

The Company is required, under applicable securities legislation in Canada, to disclose to its Shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company's Shareholders in accordance with applicable Canadian law.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

Named Executive Officers mean the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Company, regardless of the amount of compensation of that individual and each of the Company's four most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus exceeds $150,000.

During the Company's last completed financial year ended December 31, 2007, the Company had two Named Executive Officers, Mr. Nikolaos Cacos and Mr. Arthur Lang. The following table (presented in accordance with the regulations (the "Regulations") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company for the financial years ended December 31, 2007, 2006, and 2005 (to the extent required by the Regulations) in respect of the Named Executive Officers:


                                                                    ---------------------------------------
                                                                             LONG TERM COMPENSATION
                                  ------------------------------    ---------------------------------------
                                      ANNUAL COMPENSATION                     AWARDS                PAYOUTS
                      --------    ------------------------------    ----------------------------    -------    ---------
                        YEAR                             OTHER                       RESTRICTED
------------------      ENDED                            ANNUAL      SECURITIES      SHARES OR                 ALL OTHER
    NAME AND          DECEMBER                           COMPEN-    UNDER OPTIONS/   RESTRICTED      LTIP       COMPEN-
PRINCIPAL POSITION       31       SALARY      BONUS      SATION     SARS GRANTED(1)  SHARE UNITS    PAYOUTS      SATION
------------------    --------    ------------------------------    ----------------------------    -------    ---------
                                    ($)        ($)         ($)           (#)             (#)          ($)          ($)

Nikolaos Cacos          2007      87,500        Nil        Nil          287,500          Nil          Nil          Nil
President and CEO       2006      85,833        Nil        Nil           75,000          Nil          Nil          Nil
                        2005      73,500        Nil        Nil              Nil          Nil          Nil          Nil

Arthur Lang             2007      26,535(2)     Nil        Nil           80,000          Nil          Nil          Nil
                        2006      15,223(3)     Nil        Nil           30,000          Nil          Nil          Nil
                        2005      13,402(4)     Nil        Nil              Nil          Nil          Nil          Nil
------------------    --------    ------------------------------    ----------------------------    -------    ---------

NOTE:

(1) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(2) During the year 2007, Mr. Lang's total compensation from Grosso Group Management Ltd. (the "Grosso Group") was $150,000 of which $$26,535 was allocated to the Company as part of the Grosso Group fees for the year.
(3) During the year 2006, Mr. Lang's total compensation from Grosso Group was $135,021, of which $15,223 was allocated to the Company as part of the Grosso Group fees for the year.
(4) During the year 2005, Mr. Lang's total compensation from Grosso Group was $94,667, of which $13,402 was allocated to the Company as part of the Grosso Group fees for the year.

OPTION/STOCK APPRECIATION RIGHT ("SAR") GRANTS

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2007 to the Named Executive Officers of the
Company:


---------------------------------------------------------------------------------------------------------------
                                                                               MARKET VALUE OF
                          SECURITIES       % OF TOTAL                            SECURITIES
                            UNDER        OPTIONS GRANTED                         UNDERLYING
                           OPTIONS        IN FINANCIAL       EXERCISE OR         OPTIONS ON          EXPIRATION
NAME                       GRANTED          YEAR (1)        BASE PRICE(2)       DATE OF GRANT           DATE
                             (#)              (%)           ($/SECURITY)        ($/SECURITY)
---------------          ------------    --------------     ------------      -----------------      ----------

Nikolaos Cacos              287,500           17%               0.40                0.40             Jul. 27/12
---------------------------------------------------------------------------------------------------------------

Art Lang                     80,000            5%               0.40                0.40             Jul. 27/12
---------------------------------------------------------------------------------------------------------------

(1)  Percentage of all options granted during the financial year.
(2) The exercise price of stock options was set according to the rules of the TSX-V. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2007 by the Named Executive Officer(s), and the financial year end value of unexercised options on an aggregated basis:

-------------------------------------------------------------------------------------------------------
                                                           UNEXERCISED OPTIONS    VALUE OF UNEXERCISED
                                                            AT FINANCIAL YEAR     IN THE MONEY OPTIONS
                        SECURITIES                               END(3)           AT FINANCIAL YEAR END
                        ACQUIRED ON     AGGREGATE VALUE           (#)                   ($)(3)(4)
                        EXERCISE(1)       REALIZED(2)         EXERCISABLE/              EXERCISABLE/
NAME                       (#)               ($)             UNEXERCISABLE             UNEXERCISABLE
--------------          -----------     ---------------    -------------------    ---------------------

Nikoloas Cacos             Nil               Nil              537,500 / NA                Nil / NA

Arthur Lang                Nil               Nil              110,000 / NA                Nil / NA
-------------------------------------------------------------------------------------------------------


NOTES:

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSX-V.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX-V on December 31, 2007 of $0.18 per share, less the exercise price of in-the-money stock options.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

During the Company's most recently completed financial year or current financial year, Mr. Cacos' contract with the Company contains provision for a bonus plus eighteen months of compensation upon termination of employment (as a result of resignation, retirement, change of control, etc.).

DIRECTOR COMPENSATION

CASH COMPENSATION

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors

NON-CASH COMPENSATION

Stock options were granted by the Company during the financial year ended December 31, 2007 to the directors who are not the Named Executive Officers of the Company:


-----------------------------------------------------------------------------------------------------------------
                                             % OF TOTAL                          MARKET VALUE
                           SECURITIES      OPTIONS GRANTED                      OF SECURITIES
                         UNDER OPTIONS       IN FINANCIAL       EXERCISE OR   UNDERLYING OPTIONS     EXPIRATION
NAME                       GRANTED(1)          YEAR(2)         BASE PRICE(3)   ON DATE OF GRANT         DATE
                              (#)                (%)            ($/SECURITY)     ($/SECURITY)
---------------------    -------------     ---------------     -------------  ------------------    -------------

Directors as a group        525,000              31%                0.40               0.40         July 27, 2012
who are not Named
Executive Officers
-----------------------------------------------------------------------------------------------------------------

(1)  All options are for the Company's Common Shares.
(2)  Percentage of all options granted in the year.
(3) The exercise price of the option is set at not less than the market value of the Company's Common Shares on the date of grant, less a discount allowed by the TSX-V. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2007 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options:


-------------------------------------------------------------------------------------------------------
                                                           UNEXERCISED OPTIONS    VALUE OF UNEXERCISED
                                                            AT FINANCIAL YEAR     IN THE MONEY OPTIONS
                        SECURITIES                               END(3)           AT FINANCIAL YEAR END
                        ACQUIRED ON     AGGREGATE VALUE           (#)                   ($)(3)(4)
                        EXERCISE(1)       REALIZED(2)         EXERCISABLE/              EXERCISABLE/
NAME                       (#)               ($)             UNEXERCISABLE             UNEXERCISABLE
--------------------    -----------     ---------------    -------------------    ---------------------

Directors as a group       Nil               Nil             1,065,000 / N/A              NA / NA
who are not Named
Executive Officers

-------------------------------------------------------------------------------------------------------

NOTES:

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSX-V.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX-V on December 31, 2007 of $0.18 per share, less the exercise price of in-the-money stock options.

DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE

The Company does not have any defined benefit or actuarial plans under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Named Executive Officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of compensation plans during the financial year ended December 31, 2007:


-------------------------------------------------------------------------------------------------------------------
                                                                                            Number of securities
                                                                                           remaining available for
                                  Number of securities to    Weighted-average exercise      future issuance under
                                  be issued upon exercise      price of outstanding       equity compensation plans
                                  of outstanding options,      options, warrants and       (excluding securities
                                    warrants and rights               rights               reflected in column (a))
-----------------------------     -----------------------    -------------------------    -------------------------
Plan Category                              (a)                          (b)                          (c)
-----------------------------     -----------------------    -------------------------    -------------------------

Equity compensation plans               3,437,000                      $0.71                       345,604
approved by securityholders

Equity compensation plans not                   -                          -                             -
approved by security holders
-----------------------------     -----------------------    -------------------------    -------------------------
Total                                   3,437,000                      $0.71                       345,604
-------------------------------------------------------------------------------------------------------------------


INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2007, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

Effective January 1, 2005, the Company engaged Grosso Group to provide services and facilities to the Company. The formal agreement was approved by the directors and by the TSX-V on May 19, 2005. The Grosso Group is a private company which is owned by the Company, Golden Arrow, IMA, Blue Sky and Astral, each of which own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable prorating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During the year ended December 31, 2007, the Company incurred fees of $540,402 (2006 - $533,469; 2005 - $377,410) to the Grosso Group: $585,385 (2006 - $480,545; 2005
- $290,858) was paid in twelve monthly payments and $44,983 (2006 - $52,924; 2005 - $86,552 included in accounts payable) is included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is a $95,000 (2006 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital. The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs: rent, salaries, office and telephone. These fees are equivalent to costs the Company would have incurred directly.

Effective January 2, 2004, the Company entered into an agreement with Mr. Nikolaos Cacos, President of the Company, for his services. Under the agreement Mr. Cacos was paid $6,125 per month. Effective April 1, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by Mr. Cacos and on May 1, 2006 the monthly fee increased to $7,292. During the year ended December 31, 2007, the Company paid $87,500 (2006 - $85,833; 2005 -
$73,500) to Mr. Cacos or to the private company controlled by Mr. Cacos. The agreement also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA's Chief Executive Officer, who is a director of the Company, Mr. Joseph Grosso. The agreement may be terminated at any time by the Company upon 30 days written notice. For the fiscal year 2007, the Company paid $6,667 to IMA for the services.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

STOCK OPTION PLAN

ANNUAL APPROVAL OF THE STOCK OPTION PLAN

At the Annual and Extraordinary General Meeting of Shareholders held on June 5, 2007, the Shareholders approved the Company's Stock Option Plan (the "Stock Option Plan") which provides for a total of up to ten percent (10%) of the issued and outstanding shares of the Company are available for issuance by the Stock Option Plan.

The TSX-V requires all TSX-V listed companies who have adopted a stock option plan, to obtain Shareholder approval of the Stock Option Plan on an annual basis. The TSX-V must then approve the plan. Accordingly, the Company requests that the Shareholders ratify the annual approval resolution for the Company's Stock Option Plan.

The rules of the Exchange require that the annual approval of the Stock Option Plan be an affirmative vote of a majority of at least 50% of the votes cast at the Meeting either in person or by proxy. Shareholders will be asked at the Meeting to pass an ordinary resolution in the form set out below.

A full copy of the Stock Option Plan will be available at the Meeting. Shareholders may obtain an advance copy of the Stock Option Plan upon request to Amera Resources Corporation, Suite 709, 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Attention: President. Faxed requests should be sent to: (604) 687-1858.

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

     1. The Stock Option Plan, in the form approved by the Shareholders of Amera Resources Corporation ("AMERA") at the Annual and Extraordinary General Meeting held on June 5, 2007, is hereby ratified, confirmed and approved;

     2. The Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan and up to the number of common shares of the Company equal to ten percent (10%) of the number of common shares of the Company issued and outstanding on the grant date of the options; and

     3. The Board of Directors is authorized to make such amendments to the Stock Option Plan from time to time as the Board may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities and in accordance with the terms of the Stock Option Plan.

MANAGEMENT OF AMERA RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE FOREGOING RESOLUTIONS, AND THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE APPROVAL OF THE FOREGOING RESOLUTIONS AT THE MEETING UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2007 and the report of the auditor thereof will be placed before the Meeting. Financial statements and additional information relating to the Company's activities and may be found on SEDAR at www.sedar.com. To obtain a copy of the most recent financial statements and MD & A, Shareholders may contact Ms. Linda McClusky, Corporate Secretary, at the Company's address.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the board of directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 26th day of May, 2008



/s/ NIKOLAOS CACOS                         /s/ ARTHUR LANG
------------------------------------       -------------------------------------
Chief Executive Officer and President      Chief Financial Officer and Secretary

                           AMERA RESOURCES CORPORATION

                                 (The "Company")


            2008 Request for Annual and Interim Financial Statements

National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities ("Securityholders") a form to allow Securityholders to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A. If you wish to receive such mailings, please complete and return this form to:

                           AMERA RESOURCES CORPORATION
                         709 - 837 WEST HASTINGS STREET
                              VANCOUVER, BC V6C 3N6

The undersigned Securityholder hereby elects to receive:

[_] Interim Financial Statements for the first, second and third financial quarters of 2008 and the related MD&A ;

         and / or

[_] Annual Financial Statements for the fiscal year ended December 31, 2008 and related MD&A.

Please note that a request form will be mailed each year and securityholders must return such form each year to receive the documents indicated above.



NAME:
               ----------------------------------------------------------------
ADDRESS:
               ----------------------------------------------------------------

               ----------------------------------------------------------------
POSTAL CODE:
               ----------------------------------------------------------------

I confirm that I am a:  [_] REGISTERED SHAREHOLDER OR
                        [_] BENEFICIAL SHAREHOLDER

                            of the Company.


Signature of
Securityholder:                                    Date:
               ----------------------------------        -----------------------

CUSIP:   02351P 105